Exhibit 99.1

Exceed Company Ltd. Announces Extraordinary General Meeting of Shareholders

BEIJING, China, March 24, 2014 /PRNewswire/ — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or the “Company”), one of the leading domestic sportswear brands in China, today announced that it has called an extraordinary general meeting of its shareholders (the “Special Meeting”), to be held on April 16, 2014, at 10:00 a.m. (Hong Kong time), at United Conference Centre, 10/F, United Centre, 95 Queensway, Hong Kong, to consider and vote on the proposal to adopt the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated December 2, 2013, by and among the Company, Pan Long Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Shuipan Lin (“Mr. Lin”), the Company’s Chairman and Chief Executive Officer, and Pan Long Investment Holdings Limited (“Merger Sub”), a wholly owned subsidiary of Parent.

Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company with the Company as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). If completed, the Merger will result in the Company becoming a privately held company and the ordinary shares of the Company no longer being listed on NASDAQ. The Company’s board of directors, acting upon the unanimous recommendation of an independent committee, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to adopt the Merger Agreement.

Shareholders of record as of the close of business in the British Virgin Islands on March 21, 2014, the record date for the Special Meeting, are entitled to receive notice of the Special Meeting and to vote the ordinary shares of the Company owned by them at the Special Meeting. Additional information regarding the Special Meeting and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement included therein, that the Company intends to file with the Securities and Exchange Commission (the “SEC”) on March 21, 2014, which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, holders of ordinary shares of the Company as of the record date will receive the definitive proxy statement by mail. Requests for additional copies of the definitive proxy statement should be directed to AST Phoenix Advisors, the firm assisting us with this proxy solicitation, at (877) 283-0323 in the U.S. or at (201) 806-2222 internationally. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies are set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger as filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol “EDS”.

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the transactions contemplated by the Merger Agreement described above, or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 3975-8116

ir@xdlong.cn